FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended  November 29, 1997

          OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021





                   REPORT OF INDEPENDENT ACCOUNTANTS


TO THE PLAN ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY
  RETIREMENT SAVINGS AND PROFIT SHARING
  PLAN AND TRUST
Canton, Massachusetts  02021



     We have audited the accompanying statements of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsi-bility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary informa-tion required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audits of the basic financial state-ments and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      /s/ Morris & Morris, P.C.
      Morris & Morris, P.C.

      Needham Heights, Massachusetts
      June 4, 1998













[CAPTION]

                      PLYMOUTH RUBBER COMPANY
               RETIREMENT SAVINGS AND PROFIT SHARING
                      PLAN AND TRUST

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                           December 31
                                                  --------------------------
                                                     1997           1998
                                                  -----------    -----------

                  ASSETS


Investments, at Market                           $ 7,259,724    $ 5,126,203

Contributions Receivable                             339,869        189,002

Cash and Equivalents                               1,066,778        842,510
                                                 -----------    -----------

                TOTAL ASSETS                     $ 8,666,371    $ 6,157,715
                                                 ===========    ===========


            NET ASSETS AVAILABLE FOR PLAN BENEFIT

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 8,666,371    $ 6,157,715
                                                 ===========     ==========






















      The accompanying notes and independent auditors' report are an integral part of the financial statements.

[CAPTION]
                    PLYMOUTH RUBBER COMPANY
              RETIREMENT SAVINGS AND PROFIT SHARING
                        PLAN AND TRUST

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      Years Ended
                                                      December 31
                                           ----------------------------
                                              1997            1996
                                           -----------     ------------

ADDITIONS:

       Change in Unrealized Gain (Loss)
        on Investments                      $  (66,310)     $   649,930

      Participant Contributions                954,336          715,373

      Employer Contributions                   248,508          189,002

      Interest Income                           76,749           82,775

      Net Realized Gain Upon
        Disposition of Investments             812,922           23,336

      Dividend Income                          857,202           36,366

      Employee Rollover                            -             22,414
                                            ----------       ----------

                                             2,883,407        1,719,196
                                           -----------      -----------
DEDUCTIONS:

              Benefits Paid                    301,278          103,712

              Investment Fees                   41,379           40,662

              Employee Transfers                32,094           44,172
                                           -----------      -----------

                                               374,751          188,546
                                           -----------      -----------

              Net Additions                  2,508,656        1,530,650


ASSETS AVAILABLE FOR PLAN BENEFITS,
              Beginning of Year              6,157,715        4,627,065
                                           -----------      -----------
ASSETS AVAILABLE FOR PLAN BENEFITS,
              End of Year                  $ 8,666,371      $ 6,157,715
                                           ===========      ===========

        The accompanying notes and independent auditors' report are an integral part of the financial statements.

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996


A.      DESCRIPTION OF THE PLAN:

     The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     1.  General Information

         Effective December 1, 1989, Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, amended a trust which embodied a profit-sharing plan for the Company. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan, as amended, is established under provisions of Section 401(a) and 401
         (k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

     2.  Administration

         The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is State Street Global Advisors for the Participant directed funds, and Kimball, Akins and Bigwood for the Non-Participant directed funds. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for record-keeping and benefit distributions of the Plan are paid by the Company.

     3.  Eligibility

         An employee is eligible to participate in the Plan upon the com-pletion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996


A.      DESCRIPTION OF THE PLAN (Continued):

     4.  Contributions

         Participants may contribute up to 15% of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discre-tionary and are limited to the maximum amount deductible under the Internal Revenue Code.

     5.  Vesting

         A participant's vested interest in Company-discretionary contributions, plus actual earnings thereon, is based upon years of service to the Company as follows:

                                                  Vested
                    Years of Service            Percentage

                Less than three years                 0%
                3 years but less than 4 years        10
                4 years but less than 5 years        20
                5 years or more                     100

         A participant is always fully vested in his or her voluntary contributions and earnings thereon.

     6.  Participant Loans

         Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000, reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and bear a reasonable rate of interest.

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996


A.      DESCRIPTION OF THE PLAN (Continued):

     7.   Distributions

          Distributions are made to participants or their beneficiaries upon death, retirement, disability, termination of employment or financial hardship. If one of the preceding events occur and the participants' or their beneficiaries' account balance is in excess of certain limitations, they may elect to have the Plan continue to administer their account balance.

     8.   Plan Amendment and Termination

          The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

     9.   Change in Participants Investment Options

          During 1997, the Plan changed participants investments options from Pooled Funds to Mutual Funds. Accordingly, the Pooled Funds were sold and the proceeds were invested in the Mutual Funds as directed by the participants.

B.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     1.   Method of Accounting

          The financial statements have been prepared using the accrual basis of accounting.

          Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sale of investments is computed based upon the difference between net sales price and ERISA value.

          Investments at year end are reported at market value (ERISA value). ERISA value for investments is determined by adjusting current year purchases or prior year market value (ERISA value) to market value at the end of the Plan year. ERISA value is then used as the basis for all transactions for the following year.

          In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996


B.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

     2.   Investment Valuation

          The value of investments, other than cash and equivalents, is based on the closing prices on December 31, 1997 and 1996, as received from State Street Bank & Trust Company.

     3.   Income Taxes

          The Plan has received a favorable determination letter from the Internal Revenue Service dated March 27, 1991, with respect to the tax-exempt status of the Plan.

C.      CONTRIBUTION DUE FROM EMPLOYER:

     The Company's Board of Directors voted to make discretionary contribu-tions on behalf of the Company, to the Plan in the amount of $248,508 and $189,002 for the years ended December 31, 1997 and 1996, respec-tively.

D.      CASH AND EQUIVALENTS:

                                             December 31
                                     -------------------------
                                       1997           1996
                                     ----------     ----------
   State Street Bank & Trust Co.     $1,066,778     $  842,510
                                     ==========     ==========

E.      PARTICIPANT NOTES RECEIVABLE:

                                            Years Ended
                                            December 31
                                     -------------------------
                                      1997           1996
                                     ----------     ----------
   Balance, Beginning of Year        $  239,807     $  190,830

   Plus:  Loans Issued                  326,928        175,427

   Less:  Loan Repayments              (187,135)      (126,450)
                                     ----------     ----------
   Balance, End of Year              $  379,600     $  239,807
                                     ==========     ==========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996


E.    PARTICIPANT NOTES RECEIVABLE: (Continued)

     Interest income earned on employee fund loans for the year ended December 31, 1997 and 1996 was $24,795 and $22,261, respectively, and is included in interest income.

F.      NET GAINS (LOSSES) REALIZED UPON DISPOSITION OF INVESTMENTS:

                                    ERISA          Sale          Gain
                                   Value        Proceeds       (Loss)

      Year Ended December 31, 1997

      Common Stocks and
       Mutual Funds             $15,497,419   $16,311,006   $ 813,587

     Corporate Bonds and
       Debentures                   295,206       295,125         (81)

     Party-in Interest
       Investments                    1,645          1,061       (584)
                                -----------    -----------  ---------

      TOTALS                    $15,794,270    $16,607,192  $ 812,922
                                ===========    ===========  =========

     Year Ended December 31, 1996

     Common Stocks and
      Mutual Funds              $   223,314    $   247,116  $  23,802

    Corporate Bonds and
      Debentures                     25,687         25,221       (466)

    Party-in Interest
      Investments                         -              -          -
                                 ----------      ---------   --------

     TOTALS                     $   249,001    $   272,337  $  23,336
                                 ==========      =========   ========

                       PLYMOUTH RUBBER COMPANY
               RETIREMENT SAVINGS AND PROFIT SHARING
                          PLAN AND TRUST

                 NOTES TO FINANCIAL STATEMENTS

            Years Ended December 31, 1997 and 1996

G.      PURCHASES OF SECURITIES (COST):

       Year Ended December 31, 1997

       Common Stocks and Mutual Funds                $19,140,678

       Corporate Bonds and
        Debentures                                        27,043
                                                     -----------

         TOTAL                                       $19,167,721
                                                     ===========

       Year Ended December 31, 1996

       Common Stocks and Mutual Funds                $   856,310

       Corporate Bonds and
        Debentures                                        60,663
                                                     -----------

        TOTAL                                        $   916,973
                                                     ===========

H.    SUBSEQUENT EVENTS:

     In January 1998, the Plan was amended. The amendment included the transfer of the Non-Participant directed funds into a separate plan for reporting purposes.

               SUPPLEMENTAL MATERIAL

[CAPTION]

                          PLYMOUTH RUBBER COMPANY
                          RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997  (CONTINUED BELOW)

                           PARTICIPANT DIRECTED
                         --------------------------------------------------------------------------------------------------------

                                     INVESTMENT       MONEY MKT           SAM            SAM              STOCK         MONEY MKT
                                       ACCOUNT          ACCOUNT            BOND          STOCK              FUND           FUND
           ASSETS                      --------         --------         --------       -------           --------     -----------
INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $        0       $        0       $        0      $       0       $        0     $          0
     Corporate Bonds and Debentures           0                0                0              0                0                0
     Common Stocks & Mutual Funds             0                0                0              0                0                0
     Plymouth Rubber Company Stock            0                0                0              0                0                0
     Participant Notes Receivable             0                0                0              0                0                0
                                       --------         --------         --------        -------         --------       ----------
       Total Investments                      0                0                0              0                0                0
                                       --------         --------         --------        -------         --------       ----------

RECEIVABLES:
     Employer's Contribution                  0                0                0              0                0                0
     Participant's Contribution               0                0                0              0                0                0
                                       --------         --------         --------        -------         --------       ----------
       Total Receivables                      0                0                0              0                0                0
                                       --------         --------         --------        -------         --------       ----------

CASH                                          0                0                0              0                0        1,032,570

                                       --------         --------         --------        -------         --------       ----------
       Total Assets                           0                0                0              0                0        1,032,570
                                       --------         --------         --------        -------         --------       ----------

         LIABILITIES

LIABILITIES
                                              0                0                0              0                0                0
                                       --------         --------         --------        -------         --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS    $        0       $        0       $        0      $       0       $        0     $  1,032,570
                                       ========         ========         ========        =======         ========       ==========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1997   (CONTINUED FROM ABOVE)

                           PARTICIPANT DIRECTED
                           ---------------------------------------------------------------------------------------------
                                                                                                             PARTICIPANT
                                      INTERMEDIATE    GROWTH &        MATRIX      PRC A STOCK   PRC B STOCK     NOTES
          ASSETS                          FUND      INCOME FUND     EQUITY FUND       FUND         FUND       RECEIVABLE
                                       ---------     ----------      ----------     --------     -------      ----------
INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $         0     $        0      $        0   $        0   $       0   $           0
     Corporate Bonds and Debentures            0              0               0            0           0               0
     Common Stocks & Mutual Funds        277,763      1,416,343       4,088,863            0           0               0
     Plymouth Rubber Company Stock             0              0               0       16,390          58               0
     Participant Notes Receivable              0              0               0            0           0         379,600
                                       ---------     ----------       ---------     --------      ------      ----------
       Total Investments                 277,763      1,416,343       4,088,863       16,390          58         379,600
                                       ---------     ----------       ---------     --------      ------      ----------

RECEIVABLES:
     Employer's Contribution                   0              0               0            0           0               0
     Participant's Contribution                0              0               0            0           0               0
                                       ---------     ----------       ---------     --------      ------      ----------
       Total Receivables                       0              0               0            0           0               0
                                       ---------     ----------       ---------     --------      ------      ----------

CASH                                           0              0               0            0           0               0

                                       ---------     ----------       ---------     --------      ------      ----------
       Total Assets                      277,763      1,416,343       4,088,863       16,390          58         379,600
                                       ---------     ----------       ---------     --------      ------      ----------

         LIABILITIES

LIABILITIES
                                              0               0              0            0           0               0
                                      ---------     -----------     ----------     --------      ------      ----------
NET ASSETS AVAILABLE FOR BENEFITS  $    277,763   $   1,416,343   $  4,088,863   $   16,390   $      58   $     379,600
                                      =========     ===========     ==========     ========      ======      ==========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1997   (CONTINUED FROM ABOVE)

                                PARTICIPANT DIRECTED             NON-PARTICIPANT DIRECTED
                              -------------------------         --------------------------

                                                                      PROFIT        VOLUNTARY
            ASSETS                      OTHER                           SHARING         FUND            TOTAL
                                    -----------                      ----------     --------

INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $        0                    $     53,094   $        0   $      53,094
     Corporate Bonds and Debentures           0                         178,891            0         178,891
     Common Stocks & Mutual Funds             0                         699,380            0       6,482,349
     Plymouth Rubber Company Stock            0                         130,895       18,447         165,790
     Participant Notes Receivable             0                               0            0         379,600
                                    -----------                      ----------     --------     -----------
       Total Investments                      0                       1,062,260       18,447       7,259,724
                                    -----------                      ----------     --------     -----------

RECEIVABLES:
     Employer's Contribution             91,361                               0            0          91,361
     Participant's Contribution         248,508                               0            0         248,508
                                    -----------                      ----------     --------     -----------
       Total Receivables                339,869                               0            0         339,869
                                    -----------                      ----------     --------     -----------

CASH                                          0                         (22,240)      56,448       1,066,778

                                    -----------                      ----------     --------     -----------
       Total Assets                     339,869                       1,040,020       74,895       8,666,371
                                    -----------                      ----------     --------     -----------

        LIABILITIES

LIABILITIES
                                              0                               0            0               0
                                    -----------                     -----------     --------     -----------
NET ASSETS AVAILABLE FOR BENEFIT  $     339,869                   $   1,040,020   $   74,895   $   8,666,371
                                    ===========                     ===========     ========     ===========

                                      11
[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996   (CONTINUED BELOW)

                           PARTICIPANT DIRECTED
                           ----------------------------------------------------------------------------------------

                                        INVESTMENT       MONEY MKT         SAM              SAM         PRC           MONEY MKT
                                         ACCOUNT         ACCOUNT          BOND            STOCK        FUND            FUND
           ASSETS                       ----------       ---------       ---------      ----------     --------       --------

INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $           0    $          0   $           0   $           0  $         0      $      0
     Corporate Bonds and Debentures              0               0         217,272               0            0             0
     Common Stocks & Mutual Funds        2,853,724               0               0         759,081            0             0
     Plymouth Rubber Company Stock               0               0               0               0        5,804             0
     Participant Notes Receivable                0               0               0               0            0             0
                                         ---------       ---------       ---------      ----------     --------      --------
       Total Investments                 2,853,724               0         217,272         759,081        5,804             0
                                         ---------       ---------       ---------      ----------     --------      --------

RECEIVABLES:
     Employer's Contribution               100,350          44,466          10,782          31,763        1,641             0
     Participant's Contribution                  0               0               0               0            0             0
                                         ---------       ---------       ---------      ----------     --------      --------
       Total Receivables                   100,350          44,466          10,782          31,763        1,641             0
                                         ---------       ---------       ---------      ----------     --------      --------

CASH                                        11,903         745,635           2,176          10,540          603             0

                                         ---------       ---------       ---------      ----------     --------      --------
       Total Assets                      2,965,977         790,101         230,230         801,384        8,048             0
                                         ---------       ---------       ---------      ----------     --------      --------

         LIABILITIES

LIABILITIES
                                                 0               0               0              0             0             0
                                         ---------       ---------       ---------      ---------      --------      --------
NET ASSETS AVAILABLE FOR BENEFITS    $   2,965,977   $     790,101   $     230,230   $    801,384   $     8,048   $         0
                                         =========       =========       =========      =========      ========      ========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996   (CONTINUED FROM ABOVE)

                           PARTICIPANT DIRECTED
                         -------------------------------------------------------------------------------------------------------

                                                                                                                     PARTICIPANT
                                     INTERMEDIATE      GROWTH &       MATRIX          PRC A STOCK       PRC B STOCK       NOTES
                                         FUND         INCOME FUND    EQUITY FUND          FUND              FUND       RECEIVABLE
           ASSETS                      --------        --------        --------          -------          --------       --------

INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $        0       $       0        $       0        $       0        $        0     $       0
     Corporate Bonds and Debentures           0               0                0                0                 0             0
     Common Stocks & Mutual Funds             0               0                0                0                 0             0
     Plymouth Rubber Company Stock            0               0                0                0                 0             0
     Participant Notes Receivable             0               0                0                0                 0       239,807
                                       --------        --------         --------         --------          --------      --------
       Total Investments                      0               0                0                0                 0       239,807
                                       --------        --------         --------         --------          --------      --------

RECEIVABLES:
     Employer's Contribution                  0               0                0                0                 0             0
     Participant's Contribution               0               0                0                0                 0             0
                                       --------        --------         --------         --------          --------      --------
       Total Receivables                      0               0                0                0                 0             0
                                       --------        --------         --------         --------          --------      --------

CASH                                          0               0                0                0                 0             0
                                       --------        --------         --------         --------          --------      --------
Total Assets                                  0               0                0                0                 0        239,807
                                       --------        --------         --------         --------          --------      --------
         LIABILITIES

LIABILITIES
                                              0               0                0                0                 0             0
                                       --------        --------         --------         --------          --------      --------
NET ASSETS AVAILABLE FOR BENEFITS    $        0       $       0        $       0        $       0        $        0    $  239,807
                                       ========        ========         ========         ========          ========      ========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996  (CONTINUED FROM ABOVE)

                                      PARTICIPANT DIRECTED              NON-PARTICIPANT DIRECTED
                                     ---------------------          -------------------------------

                                                                         PROFIT          VOLUNTARY
                                        OTHER                            SHARING            FUND            TOTAL
           ASSETS                      --------                         -----------      ----------      ----------

INVESTMENTS, AT FAIR VALUE:
     Foreign Government Obligations  $        0                       $      53,055   $           0    $     53,055
     Corporate Bonds and Debentures           0                             227,625               0         444,897
     Common Stocks & Mutual Funds             0                             552,234               0       4,165,039
     Plymouth Rubber Company Stock            0                             190,712          26,889         223,405
     Participant Notes Receivable             0                                   0               0         239,807
                                       --------                         -----------      ----------       ---------
       Total Investments                      0                           1,023,626          26,889       5,126,203
                                       --------                         -----------      ----------       ---------

RECEIVABLES:
     Employer's Contribution                  0                                   0               0         189,002
     Participant's Contribution               0                                   0               0               0
                                       --------                         -----------      ----------       ---------
       Total Receivables                      0                                   0               0         189,002
                                       --------                         -----------      ----------       ---------

CASH                                          0                              17,611          54,042         842,510

                                       --------                         -----------      ----------       ---------
       Total Assets                           0                           1,041,237          80,931       6,157,715
                                       --------                         -----------      ----------       ---------

         LIABILITIES

LIABILITIES
                                              0                                   0               0               0
                                       --------                         -----------      ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS    $        0                       $   1,041,237   $      80,931   $   6,157,715
                                       ========                         ===========      ==========      ==========

                                      12
[CAPTION]


                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1997  (CONTINUED BELOW)

                           PARTICIPANT DIRECTED
                         ----------------------------------------------------------------------------------------------------------

                                           INVESTMENT       MONEY MKT         SAM              SAM            STOCK        MONEY MKT
                                            ACCOUNT          ACCOUNT         BOND            STOCK            FUND           FUND
                                          ----------      ----------      ---------       ---------       ---------      ----------
                    ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments         $         0   $           0    $          0     $         0    $       (69)  $           0
  Net Realized Gain on Sale of Investment    617,820               0             810         170,523              0               0
  Dividends                                        0               0           7,768           6,737              0          25,210
  Interest                                       180          24,225             125             223             39               0
  Employee Rollover                                0               0               0               0              0               0
                                          ----------      ----------      ----------       ---------      ---------      ----------
       Total Investment Income               618,000          24,225           8,703         177,483            (30)         25,210
                                          ----------      ----------      ----------       ---------      ---------      ----------

CONTRIBUTIONS:
  Participants'                              120,894          26,091          12,166          38,763          1,718          75,313
  Employer's                                       0               0               0               0              0               0

       Total Contributions                   120,894          26,091          12,166          38,763          1,718          75,313
                                          ----------      ----------      ----------       ---------      ---------      ----------
       Total Additions                       738,894          50,316          20,869         216,246          1,688         100,523
                                          ----------      ----------      ----------       ---------      ---------      ----------

                    DEDUCTIONS
Benefits Paid To Participants                  5,258             710               0               0              0          42,525
Investment Fees                               17,789           2,786           1,012           6,012            (12)            417
                                          ----------      ----------      ----------       ---------      ---------      ----------
       Total Deductions                       23,047           3,496           1,012           6,012            (12)         42,942
                                          ----------      ----------      ----------       ---------      ---------      ----------

INTERFUND TRANSFERS                       (3,681,825)       (836,921)       (250,087)     (1,011,618)        (9,748)        974,989
                                          ----------      ----------      ----------       ---------      ---------      ----------

       Net Increase (Decrease)            (2,965,978)       (790,101)       (230,230)       (801,384)        (8,048)      1,032,570
                                          ----------      ----------      ----------       ---------      ---------      ----------

                         NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                          2,965,978         790,101         230,230         801,384          8,048               0
                                           ---------      ----------      ----------       ---------      ---------      ----------
END OF YEAR                               $        0   $           0    $          0     $         0    $         0    $  1,032,570
                                           =========      ==========      ==========       =========      =========      ==========

[CAPTION]


                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1997   (CONTINUED FROM ABOVE)

                           PARTICIPANT DIRECTED
                           ----------------------------------------------------------------------------------------------
                                                                                                               PARTICIPANT
                                          INTERMEDIATE     GROWTH &       MATRIX     PRC A STOCK  PRC B STOCK     NOTES
                                              FUND       INCOME FUND    EQUITY FUND     FUND         FUND       RECEIVABLE
                                           ---------     ----------     ---------    ---------     -------      ---------
                    ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments          $    2,649   $     26,670   $  (189,199)  $   (3,445)  $     (49)  $          0
  Net Realized Gain on Sale of Investments       183          3,155        25,808         (576)         (8)             0
  Dividends                                    9,006        125,947       670,812            0           0              0
  Interest                                         0              0             0            0           0         24,795
  Employee Rollover                                0              0             0            0           0              0
                                           ---------     ----------     ---------    ---------     -------      ---------
       Total Investment Income                11,838        155,772       507,421       (4,021)        (57)        24,795
                                           ---------     ----------     ---------    ---------     -------      ---------

CONTRIBUTIONS:
  Participants'                               33,469        168,555       376,988        9,018           0              0
  Employer's                                       0              0             0            0           0              0
                                           ---------     ----------     ---------    ---------     -------      ---------
       Total Contributions                    33,469        168,555       376,988        9,018           0              0
                                           ---------     ----------     ---------    ---------     -------      ---------

       Total Additions                        45,307        324,327       884,409        4,997         (57)        24,795
                                           ---------     ----------     ---------    ---------     -------      ---------

                    DEDUCTIONS
Benefits Paid To Participants                 13,280          2,725       132,370           58           0         10,013
Investment Fees                                   86            328           918            0           0              0
                                           ---------     ----------     ---------     --------     -------      ---------
       Total Deductions                       13,366          3,053       133,288           58           0         10,013
                                           ---------     ----------     ---------     --------     -------      ---------

INTERFUND TRANSFERS                          245,822      1,095,069     3,337,742       11,451         115        125,011
                                           ---------     ----------     ---------     --------     -------      ---------

       Net Increase (Decrease)               277,763      1,416,343     4,088,863       16,390          58        139,793
                                           ---------     ----------     ---------     --------     -------      ---------

                              NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                  0              0             0            0                    239,807
                                           ---------     ----------     ---------     --------     -------      ---------
END OF YEAR                               $  277,763   $  1,416,343   $ 4,088,863   $   16,390   $      58   $    379,600
                                           =========     ==========     =========     ========     =======      =========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1997   (CONTINUED FROM ABOVE)

                                              PARTICIPANT DIRECTED           NON-PARTICIPANT DIRECTED
                                             --------------------        --------------------------

                                                                           PROFIT         VOLUNTARY
                                              OTHER                       SHARING           FUND          TOTAL
                                           ---------                   -----------      ---------     -----------
                    ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments       $           0                 $     105,575   $     (8,442)  $     (66,310)
  Net Realized Gain on Sale of Investments         0                        (4,793)             0         812,922
  Dividends                                        0                        11,722              0         857,202
  Interest                                         0                        23,985          3,177          76,749
  Employee Rollover                                0                             0              0               0
                                           ---------                   -----------      ---------     -----------
       Total Investment Income                     0                       136,489         (5,265)      1,680,563
                                           ---------                   -----------      ---------     -----------

CONTRIBUTIONS:
  Participants'                               91,361                             0              0         954,336
  Employer's                                 248,508                             0              0         248,508
                                           ---------                   -----------      ---------     -----------
       Total Contributions                   339,869                             0              0       1,202,844
                                           ---------                   -----------      ---------     -----------

       Total Additions                       339,869                       136,489         (5,265)      2,883,407
                                           ---------                   -----------      ---------     -----------

                    DEDUCTIONS
Benefits Paid To Participants                      0                        94,339              0         301,278
Investment Fees                                    0                        11,271            772          41,379
                                           ---------                   -----------      ---------     -----------
       Total Deductions                            0                       105,610            772         342,657
                                           ---------                   -----------      ---------     -----------

INTERFUND TRANSFERS                                0                       (32,094)             0         (32,094)
                                           ---------                   -----------      ---------     -----------

       Net Increase (Decrease)               339,869                        (1,215)        (6,037)      2,508,656
                                           ---------                   -----------      ---------     -----------

                              NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                                  0                     1,041,235         80,932       6,157,715
                                           ---------                   -----------      ---------     -----------
END OF YEAR                               $  339,869                 $   1,040,020   $     74,895   $   8,666,371
                                           =========                   ===========      =========     ===========

                                      13

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1996  (CONTINUED BELOW)

                           PARTICIPANT DIRECTED
                           -------------------------------------------------------------------------------------------

                                             INVESTMENT    MONEY MKT      SAM          SAM        STOCK       MONEY MKT
                                              ACCOUNT      ACCOUNT       BOND        STOCK       FUND          FUND
                                            ---------     -------      -------     --------     ------      --------
                    ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments       $      533,392   $       0   $   (4,403)  $  113,663   $    (929)  $        0
  Net Realized Gain on Sale of Investments     12,208           0         (591)         107           0            0
  Dividends                                         0           0       13,061       11,853           7            0
  Interest                                        258      34,165          189          185          14            0
  Employee Rollover                            11,207           0            0            0      11,207            0
                                            ---------     -------      -------      -------     -------     --------
       Total Investment Income                557,065      34,165        8,256      137,015        (908)           0
                                            ---------     -------      -------      -------     -------     --------

CONTRIBUTIONS:
  Participants'                               414,624      99,269       50,165      143,391       7,924            0
  Employer's                                  100,350      44,466       10,782       31,763       1,641            0
                                            ---------     -------      -------      -------     -------     --------
       Total Contributions                    514,974     143,735       60,947      175,154       9,565            0
                                            ---------     -------      -------      -------     -------     --------

       Total Additions                      1,072,039     177,900       69,203      312,169       8,657            0
                                            ---------     -------      -------      -------     -------     --------

                    DEDUCTIONS
Benefits Paid To Participants                  14,178      23,567        6,205        7,019           0            0
Investment Fees                                19,076       3,150        1,247        5,880          20            0
                                            ---------     -------      -------      -------     -------     --------
       Total Deductions                        33,254      26,717        7,452       12,899          20            0
                                            ---------     -------      -------      -------     -------     --------

INTERFUND TRANSFERS                           (20,903)     25,036      (28,406)      (1,854)       (589)           0
                                            ---------     -------      -------      -------     -------     --------

       Net Increase (Decrease)              1,017,882     176,219       33,345      297,416       8,048            0
                                            ---------     -------      -------      -------     -------     --------

                             NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                           1,948,096     613,882      196,885      503,968           0            0
                                            ---------     -------      -------      -------     -------     --------

END OF YEAR                               $ 2,965,978   $ 790,101   $  230,230   $  801,384   $   8,048   $        0
                                            =========     =======      =======      =======     =======     ========

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1996  (CONTINUED FROM ABOVE)

                           PARTICIPANT DIRECTED
                           --------------------------------------------------------------------------------------------------
                                                                                                                   PARTICIPANT
                                           INTERMEDIATE     GROWTH &        MATRIX      PRC A STOCK   PRC B STOCK     NOTES
                                              FUND        INCOME FUND   EQUITY FUND         FUND         FUND      RECEIVABLE
                                            --------       --------       --------       --------      --------      --------
                    ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments       $           0     $        0     $        0     $        0    $        0    $       0
  Net Realized Gain on Sale of Investments         0              0              0              0             0            0
  Dividends                                        0              0              0              0             0            0
  Interest                                         0              0              0              0             0       22,261
  Employee Rollover                                0              0              0              0             0            0
                                            --------       --------       --------       --------      --------      -------
       Total Investment Income                     0              0              0              0             0       22,261
                                            --------       --------       --------       --------      --------      -------

CONTRIBUTIONS:
  Participants'                                    0              0              0              0             0            0
  Employer's                                       0              0              0              0             0            0
                                            --------       --------       --------       --------      --------      -------
       Total Contributions                         0              0              0              0             0            0
                                            --------       --------       --------       --------      --------      -------
                                                   0              0              0              0             0       22,261
       Total Additions                      --------       --------       --------       --------      --------      -------
                    DEDUCTIONS
Benefits Paid To Participants                      0              0              0              0             0            0
Investment Fees                                    0              0              0              0             0            0
                                            --------       --------       --------       --------      --------      -------
       Total Deductions                            0              0              0              0             0            0
                                            --------       --------       --------       --------      --------      -------

INTERFUND TRANSFERS                                0              0              0              0             0       26,716
                                            --------       --------       --------      --------      -------

       Net Increase (Decrease)                     0              0              0              0             0       48,977
                                            --------       --------       --------       --------      --------      -------

                             NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                                  0              0              0              0             0      190,830
                                            --------       --------       --------       --------      --------      -------
END OF YEAR                               $        0     $        0     $        0     $        0    $        0    $ 239,807
                                            ========       ========       ========       ========      ========      =======

[CAPTION]

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR INVESTMENT PURPOSES
                           Year Ended December 31, 1996  (CONTINUED FROM ABOVE)

                                           PARTICIPANT DIRECTED          NON-PARTICIPANT DIRECTED
                                        ------------------------      ------------------------

                                                                       PROFIT      VOLUNTARY
                                             OTHER                     SHARING         FUND          TOTAL
                                            --------                  ---------     --------       ----------
                    ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation in
       Fair Value of Investments       $           0                $    17,843   $  (9,636)    $     649,930
  Net Realized Gain on Sale of Investments         0                          0      11,612            23,336
  Dividends                                        0                     11,441           4            36,366
  Interest                                         0                     22,184       3,519            82,775
  Employee Rollover                                0                          0           0            22,414
                                            --------                  ---------     -------        ----------
       Total Investment Income                     0                     63,080      (6,113)          814,821
                                            --------                  ---------     -------        ----------

CONTRIBUTIONS:
  Participants'                                    0                          0           0           715,373
  Employer's                                       0                          0           0           189,002
                                            --------                  ---------     -------        ----------
       Total Contributions                         0                          0           0           904,375
                                            --------                  ---------     -------        ----------

       Total Additions                             0                     63,080      (6,113)        1,719,196
                                           --------                   --------     -------        ----------

                    DEDUCTIONS
Benefits Paid To Participants                      0                     41,599      11,144           103,712
Investment Fees                                    0                     10,338         951            40,662
                                            --------                  ---------     -------        ----------
       Total Deductions                            0                     51,937      12,095           144,374
                                            --------                  ---------     -------        ----------

INTERFUND TRANSFERS                                0                    (44,172)          0           (44,172)
                                            --------                  ---------     -------        ----------


       Net Increase (Decrease)                     0                    (33,029)    (18,208)        1,530,650
                                            --------                  ---------      ------        ----------

                             NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR                                  0                  1,074,264      99,140         4,627,065
                                            --------                  ---------      ------        ----------
END OF YEAR                               $        0                $ 1,041,235   $  80,932      $  6,157,715
                                            ========                  =========      ======        ==========

                           PLYMOUTH RUBBER COMPANY
                           RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                           SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1997 and 1996

                                                       ERISA
                     Face     Company        Due        Value   Market
                    Value
CORPORATE BONDS AND DEBENTURES

     December 31, 1997

     Profit Sharing

                  $ 25,000  General Motors 06/01/1999 $ 25,406 $ 25,313
                             Accept. Corp.
                           7.125%

                    50,000  Philip Morris  03/01/1999   51,984   51,391
                           Cos., Inc.
                          8.625%

                    50,000  Texas Utils. Elec.
                        Co. 1st Mtg. & Col.
                           6.75%     03/01/2003         49,883   51,031

                    50,000 Nationsbank Corp.
                          6.875%     02/15/2005         49,461   51,156
                                                      -------- --------

            TOTALS                                    $176,734 $178,891
                                                      ======== ========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996

                     Face                             ERISA
                     Value    Company        Due      Value    Market


 CORPORATE BONDS AND DEBENTURES

     December 31, 1996

     Profit Sharing
                  $ 50,000  Ford Holdings
                         Co., Inc.   07/15/1999      $ 52,695  $ 50,891
                          9.25%

                    25,000   General    06/01/1999     26,004    25,406
                       Motors Accept.
                           Corp.
                          7.125%

                    50,000  Philip Morris
                          Cos., Inc.
                          8.625%     03/01/1999         53,898    51,984

                    50,000  Texas Utils.
                          Elec. Co.
                       1st Mtg. & Col.
                          6.75%      03/01/2003         51,289    49,883

                    50,000 Nationsbank
                           Corp.     02/15/2005         52,094    49,461
                          6.875%                      --------  --------

             Sub-Totals                                235,980   227,625
                                                      --------  --------
        SAM Bond

       21,398 sh. Strategic Active Management
                Bond Fund for Employee Trusts          221,675   217,272
                                                      --------  --------

            TOTALS                                    $457,655  $444,897
                                                      ========  ========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996


COMMON STOCKS AND MUTUAL FUNDS

     December 31, 1997

                                                      ERISA
      Shares     Company                              Value     Market

     PROFIT SHARING

     600     Allied Signal                         $ 20,100  $ 23,288
     600     American General Corp.                  24,525    32,438
     300     American International Group, Inc.      21,650    32,625
     200     American Telephone & Telegraph, Co.      8,261    12,262
     600     Amsouth Bancorporation                  19,350    32,588
     500     Automatic Data Processing               21,438    30,687
     700     Bristol Myers Squibb Co.                38,150    66,237
     400     Exxon Corp.                             19,600    24,475
     600     First Data Corp.                        21,900    17,550
     700     General Electric Co.                    34,606    51,362
     632     GTE Corporation                         28,677    33,022
     400     Hewlett Packard Co.                     20,100    24,950
     500     Intel Corporation                       32,734    35,125
      64     Lucent Technologies                      2,960     5,112
     500     May Department Stores                   23,375    26,344
     700     McDonalds Corp.                         31,763    33,425
     450     Merck & Co.                             35,831    47,700
     400     Mobil Corp.                             24,450    28,875
      12     NCR Corp.                                  414       334
     400     Pepsico, Inc.                           10,812    14,500
     300     Reuters Holdings                        22,950    19,875
     800     Royal Dutch Petroleum                   34,150    43,350
      40     Tricon Global Restaurante                  888     1,162
     500     Warner Lambert                          37,500    62,094
                                                    -------   -------
                TOTAL COMMON STOCKS                 536,184   699,380
                                                    -------   -------

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996


COMMON STOCKS AND MUTUAL FUNDS (Continued)

     December 31, 1997
                                                   ERISA
         Shares          Company                   Value     Market


     INTERMEDIATE FUND

        28,488       Intermediate Fund           $  277,763  $  277,763

     GROWTH & INCOME

        78,381       Growth and Income Fund       1,416,343   1,416,343

     MATRIX EQUITY FUND

       248,261       Matrix Equity Fund           4,088,863   4,088,863
                                                 ----------  ----------
          TOTAL MUTUAL FUNDS                      5,782,969   5,782,969
                                                 ----------  ----------

     TOTAL COMMON STOCKS & MUTUAL FUNDS          $6,319,153  $6,482,349
                                                 ==========  ==========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996


COMMON STOCKS AND MUTUAL FUNDS (Continued)

     December 31, 1996

                                                    ERISA
       Shares     Company                           Value     Market

     PROFIT SHARING

     300     Allied Signal                        $ 14,250  $ 20,100
     600     American General Corp.                 20,925    24,525
     200     American International Group, Inc.     18,500    21,650
     200     American Telephone & Telegraph, Co.     9,325     8,675
     400     Amsouth Bancorporation                 16,150    19,350
     500     Automatic Data Processing              18,563    21,438
     350     Bristol Myers Squibb Co.               30,056    38,150
     200     Eastman Kodak                          13,400    16,050
     200     Exxon Corp.                            16,100    19,600
     600     First Data Corp.                       23,796    21,900
     350     General Electric Co.                   25,200    34,606
     632     GTE Corporation                        27,729    28,677
     400     Hewlett Packard Co.                    20,970    20,100
     250     Intel Corporation                      14,188    32,734
      64     Lucent Technologies                     3,625     2,960
     500     May Department Stores                  19,137    23,375
     700     McDonalds Corp.                        31,588    31,763
     450     Merck & Co.                            29,531    35,831
     200     Mobil Corp.                            22,350    24,450
     400     Pepsico, Inc.                          11,175    11,700
     300     Reuters Holdings                       16,538    22,950
     200     Royal Dutch Petroleum                  28,225    34,150
     500     Warner Lambert                         24,281    37,500
                                                   -------   -------
                TOTALS                             455,602   552,234
                                                   -------   -------

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996


COMMON STOCKS AND MUTUAL FUNDS (Continued)

     December 31, 1996
                                                  ERISA
      Shares       Company                         Value      Market

     INVESTMENT ACCOUNT

       29,368   Matrix Stock Fund              $2,320,332  $2,853,724
                                               ==========  ==========
     SAM Stock

       34,136  Strategic Active Management
            Stock Fund for Employee Trusts        645,419     759,081
                                               ----------  ----------

               TOTALS                          $3,421,353  $4,165,039
                                               ==========  ==========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996

                                                  ERISA
                                                  Value     Market

PARTY-IN-INTEREST INVESTMENTS

     December 31, 1997


     Profit Sharing Fund
          Plymouth Rubber Co., Inc. -
            Class A                             $ 92,151  $ 70,515

     14,207  Plymouth Rubber Co., Inc. -
            Class B                               98,561    60,380
                                                --------  --------
             Totals                             $190,712  $130,895
                                                ========  ========


     Voluntary Fund

      1,800  Plymouth Rubber Co., Inc -
            Class A                             $ 12,938  $  9,900

      2,011  Plymouth Rubber Co., Inc -
            Class B                               13,951     8,547
                                                --------  --------
             Totals                             $ 26,889  $ 18,447
                                                ========  ========

     PRC A Stock Fund

      2,980  Plymouth Rubber Co., Inc. -
            Class A                             $ 16,390  $ 16,390
                                                ========  ========


     PRC B Stock Fund

         12  Plymouth Rubber Co., Inc. -
            Class B                             $     58  $     58
                                                ========  ========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996


                                                  ERISA
                                                  Value     Market

PARTY-IN-INTEREST INVESTMENTS

     December 31, 1996


     Profit Sharing Fund

     12,821  Plymouth Rubber Co., Inc. -
            Class A                             $ 123,631  $  92,151

     14,207  Plymouth Rubber Co., Inc. -
            Class B                               135,382     98,561
                                                ---------  ---------
             Totals                             $ 259,013  $ 190,172
                                                =========  =========


     Voluntary Fund

      1,800  Plymouth Rubber Co., Inc -
            Class A                             $  17,357  $  12,938

      2,011  Plymouth Rubber Co., Inc -
            Class B                                19,168     13,951
                                                ---------  ---------
             Totals                             $  36,525  $  26,889
                                                =========  =========

     Stock Fund

        795  Plymouth Rubber Co., Inc. -
            Class A                             $   6,612  $   5,714

         13  Plymouth Rubber Co., Inc. -
            Class B                                   120         90
                                                ---------  ---------
             Totals                             $   6,732  $   5,804
                                                =========  =========

PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND PROFIT SHARING
PLAN AND TRUST

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

December 31, 1997 and 1996

                     Face                             ERISA
                     Value    Company        Due      Value     Market

FOREIGN GOVERNMENT OBLIGATIONS

     Profit Sharing Fund


     December 31, 1997

                  $ 50,000  Ontario Prov. 10/17/2001 $ 53,055 $ 53,094
                           CDA 8%                    ======== ========



     December 31, 1996

                  $ 50,000  Ontario Prov. 10/17/2001 $ 55,188 $ 53,055
                           CDA 8%                    ======== ========



     PARTICIPANTS NOTES RECEIVABLES


     December 31, 1997

       Participants Notes Receivable                 $    -   $379,600
                                                     ======== ========


     December 31, 1996

       Participants Notes Receivable                 $    -   $439,807
                                                     ======== ========

THE PLYMOUTH RUBBER COMPANY

RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULES OF REPORTABLE TRANSACTIONS

                                                 PURCHASE     PROCEEDS
             DESCRIPTION                          PRICE       FROM SALE


YEAR ENDED DECEMBER 31, 1997


     (iii) Series of Transactions Greater
            Than 5% of Net Assets Available
            for Benefits at the Beginning
            of the Plan Year

          SAM Stock Fund                         $    -       $1,020,841
          Money Market Account                        -          850,000
          Investment Account                          -        3,637,225
          Money Market                            6,936,082    5,903,512
          Intermediate Fund                         571,980      296,866
          Growth and Income Fund                  2,482,007    1,092,335
          Matrix Equity Fund                      8,490,843    4,212,785


YEAR ENDED DECEMBER 31, 1996

     (iii) Series of Transactions Greater
            Than 5% of Net Assets Available
            for Benefits at the Beginning
            of the Plan Year


          Investment Income                      $1,525,688   $  888,447




There were no type (i), (ii) or (iv) reportable transactions for the year ended December 31, 1997.

There were no type (i), (ii) or (iv) reportable transactions for the year ended December 31, 1996.